UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Callon Petroleum Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

13123X102
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 489-9500

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 19, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 250,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON LONE STAR VALUE CO-INVEST I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,480,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,480,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,480,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,730,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,730,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,730,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 250,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,730,300
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,730,300
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,730,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 13123X102

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned. This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Lone Star Value Investors and Lone Star Value Co-Invest were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 250,300 Shares beneficially owned by Lone Star Value Investors is approximately $900,686, excluding brokerage commissions.  The aggregate purchase price of the 1,480,000 Shares beneficially owned by Lone Star Value Co-Invest is approximately $5,700,241, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows.

The aggregate percentage of Shares reported owned by each person named herein is based upon 40,449,884 Shares outstanding, which is the total number of Shares reported outstanding as of May 2, 2014 in the Issuer’s Amended Quarterly Report on Form 10-Q/A, filed with the Securities and Exchange Commission on June 11, 2014.

A.	Lone Star Value Investors

(a)	As of the close of business on July 21, 2014, Lone Star Value Investors beneficially owned 250,300 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 250,300
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 250,300
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Lone Star Value Co-Invest

(a)	As of the close of business on July 21, 2014, Lone Star Value Co-Invest beneficially owned 1,480,000 Shares.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 1,480,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,480,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lone Star Value Co-Invest during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 13123X102

C.	Lone Star Value GP

(a)
Lone Star Value GP, as the general partner of each of Lone Star Value Investors and Lone Star Value Co-Invest, may be deemed the beneficial owner of the (i) 250,300 Shares owned by Lone Star Value Investors and (ii) 1,480,000 Shares owned by Lone Star Value Co-Invest.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 1,730,300
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,730,300
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value GP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Lone Star Value Investors and Lone Star Value Co-Invest during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Lone Star Value Management

(a)	Lone Star Value Management, as the investment manager of Lone Star Value Investors, may be deemed the beneficial owner of the 250,300 Shares owned by Lone Star Value Investors.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 250,300
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 250,300
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value Management has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Mr. Eberwein

(a)
Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the (i) 250,300 Shares owned by Lone Star Value Investors and (ii) 1,480,000 Shares owned by Lone Star Value Co-Invest.

Percentage: Approximately 4.3%

CUSIP NO. 13123X102

(b)	1. Sole power to vote or direct vote: 1,730,300
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,730,300
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Eberwein has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Lone Star Value Investors and Lone Star Value Co-Invest during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	As of July 19, 2014, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 13, 2014, Lone Star Value Investors sold in the open market to counterparties call options referencing an aggregate of 26,400 Shares at a price of $10.00 per Share, if such right is exercised prior to or on October 18, 2014.

On March 14, 2014, Lone Star Value Investors sold in the open market to counterparties call options referencing an aggregate of 23,600 Shares at a price of $10.00 per Share, if such right is exercised prior to or on October 18, 2014.

On March 19, 2014, Lone Star Value Investors sold in the open market to counterparties call options referencing an aggregate of 50,000 Shares at a price of $10.00 per Share, if such right was exercised prior to or on July 19, 2014.

On March 19, 2014, Lone Star Value Investors sold in the open market to counterparties call options referencing an aggregate of 2,300 Shares at a price of $10.00 per Share, if such right is exercised prior to or on October 18, 2014.

On March 21, 2014, Lone Star Value Investors sold in the open market to counterparties call options referencing an aggregate of 11,900 Shares at a price of $10.00 per Share, if such right is exercised prior to or on October 18, 2014.

On March 24, 2014, Lone Star Value Investors sold in the open market to counterparties call options referencing an aggregate of 18,900 Shares at a price of $10.00 per Share, if such right is exercised prior to or on October 18, 2014.

On March 24, 2014, Lone Star Value Investors sold in the open market to counterparties put options referencing an aggregate of 50,000 Shares at a price of $7.50 per Share, if such right was exercised prior to or on July 19, 2014.

CUSIP NO. 13123X102

On March 24, 2014, Lone Star Value Investors sold in the open market to counterparties call options referencing an aggregate of 1,900 Shares at a price of $7.50 per Share, if such right was exercised prior to or on May 17, 2014.

On March 25, 2014, Lone Star Value Investors sold in the open market to counterparties call options referencing an aggregate of 8,000 Shares at a price of $10.00 per Share, if such right is exercised prior to or on October 18, 2014.

On March 27, 2014, Lone Star Value Investors sold in the open market to counterparties call options referencing an aggregate of 8,900 Shares at a price of $10.00 per Share, if such right is exercised prior to or on October 18, 2014.

On March 27, 2014, Lone Star Value Investors sold in the open market to counterparties put options referencing an aggregate of 25,000 Shares at a price of $7.50 per Share, if such right is exercised prior to or on October 18, 2014.

On March 28, 2014, Lone Star Value Co-Invest sold in the open market to counterparties call options referencing an aggregate of 11,900 Shares at a price of $10.00 per Share, if such right is exercised prior to or on October 18, 2014.

On March 31, 2014, Lone Star Value Co-Invest sold in the open market to counterparties call options referencing an aggregate of 3,200 Shares at a price of $10.00 per Share, if such right is exercised prior to or on October 18, 2014.

On April 1, 2014, Lone Star Value Co-Invest sold in the open market to counterparties call options referencing an aggregate of 1,600 Shares at a price of $10.00 per Share, if such right is exercised prior to or on October 18, 2014.

On April 2, 2014, Lone Star Value Co-Invest sold in the open market to counterparties call options referencing an aggregate of 8,300 Shares at a price of $10.00 per Share, if such right is exercised prior to or on October 18, 2014.

On April 8, 2014, Lone Star Value Investors sold in the open market to counterparties put options referencing an aggregate of 2,000 Shares at a price of $7.50 per Share, if such right was exercised prior to or on July 19, 2014.

On April 21, 2014, Lone Star Value Investors sold in the open market to counterparties call options referencing an aggregate of 100,000 Shares at a price of $10.00 per Share, if such right was exercised prior to or on July 19, 2014.

On April 23, 2014, Lone Star Value Investors sold in the open market to counterparties call options referencing an aggregate of 50,000 Shares at a price of $10.00 per Share, if such right was exercised prior to or on July 19, 2014.

On April 23, 2014, Lone Star Value Investors sold in the open market to counterparties put options referencing an aggregate of 400,000 Shares at a price of $10.00 per Share, if such right is exercised prior to or on October 18, 2014.

On April 24, 2014, Lone Star Value Investors sold in the open market to counterparties put options referencing an aggregate of 3,000 Shares at a price of $10.00 per Share, if such right was exercised prior to or on July 19, 2014.

CUSIP NO. 13123X102

On April 25, 2014, Lone Star Value Investors sold in the open market to counterparties put options referencing an aggregate of 397,000 Shares at a price of $10.00 per Share, if such right was exercised prior to or on July 19, 2014.

On May 1, 2014, Lone Star Value Investors sold in the open market to counterparties put options referencing an aggregate of 20,000 Shares at a price of $10.00 per Share, if such right was exercised prior to or on May 17, 2014.

On May 13, 2014, Lone Star Value Co-Invest sold in the open market to counterparties put options referencing an aggregate of 100,000 Shares at a price of $10.00 per Share, if such right is exercised prior to or on October 18, 2014.

On May 14, 2014, Lone Star Value Investors sold in the open market to counterparties call options referencing an aggregate of 50,000 Shares at a price of $10.00 per Share, if such right was exercised prior to or on June 21, 2014.

On May 19, 2014, Lone Star Value Co-Invest sold in the open market to counterparties call options referencing an aggregate of 25,000 Shares at a price of $10.00 per Share, if such right is exercised prior to or on October 18, 2014.

On May 23, 2014, Lone Star Value Co-Invest sold in the open market to counterparties call options referencing an aggregate of 50,000 Shares at a price of $10.00 per Share, if such right is exercised prior to or on October 18, 2014.

On July 11, 2014, Lone Star Value Investors sold in the open market to counterparties put options referencing an aggregate of 25,000 Shares at a price of $10.00 per Share, if such right is exercised prior to or on October 18, 2014.

On July 11, 2014, Lone Star Value Co-Invest sold in the open market to counterparties put options referencing an aggregate of 25,000 Shares at a price of $10.00 per Share, if such right is exercised prior to or on October 18, 2014.

On July 17, 2014, Lone Star Value Investors sold in the open market to counterparties put options referencing an aggregate of 25,000 Shares at a price of $10.00 per Share, if such right is exercised prior to or on October 18, 2014.

On July 17, 2014, Lone Star Value Co-Invest sold in the open market to counterparties put options referencing an aggregate of 25,000 Shares at a price of $10.00 per Share, if such right is exercised prior to or on October 18, 2014.

CUSIP NO. 13123X102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 22, 2014

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Co-Invest I, LP

By:	Lone Star Value Investors GP, LLC
General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein

CUSIP NO. 13123X102

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

LONE STAR VALUE INVESTORS, LP

(300)1	7.5000	05/29/2014
300	10.7500	05/30/2014
25,000	10.4308	06/05/2014
25,000	10.5366	06/06/2014
(50,000)	10.4944	06/16/2014
(3,200)1	10.0000	06/19/2014
(200)1	10.0000	06/20/2014
(46,600)1	10.0000	06/20/2014
(13,100)1	7.5000	06/26/2014
25,000	11.2962	07/14/2014
25,000	11.2815	07/14/2014
(900)1	10.0000	07/15/2014
10,000	11.0177	07/15/2014
15,000	11.0000	07/15/2014
25,000	10.7523	07/15/2014
25,000	10.9841	07/16/2014
25,000	11.0372	07/17/2014
(2,500)1	10.0000	07/17/2014
(400)1	7.5000	07/17/2014
(286,200)1	7.5000	07/19/2014
(196,600)1	10.0000	07/19/2014

LONE STAR VALUE CO-INVEST I, LP

(200)2	7.5000	06/04/2014
(47,800)3	7.5000	06/12/2014
(800)3	10.0000	06/13/2014
(300)2	10.0000	06/20/2014
(500)3	10.0000	07/03/2014
(1,000)3	10.0000	07/19/2014

1 Represents a sale of Shares in connection with the exercise by counterparties of call options written by Lone Star Value Investors to such counterparties.
2 Represents a sale of Shares in connection with the exercise by counterparties of call options written by Lone Star Value Co-Invest to such counterparties.
3 Represents a short sale of Shares in connection with the exercise by counterparties of call options written by Lone Star Value Co-Invest to such counterparties.